UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2019

NEWFIELD EXPLORATION COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-12534	72-1133047
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Waterway Square Place, Suite 100

The Woodlands, Texas 77380

(Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 210-5100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on October 31, 2018, Newfield Exploration Company (“Newfield”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Encana Corporation (“Encana”) and Neapolitan Merger Corp, a wholly owned subsidiary of Encana (“Merger Sub”), providing for the merger of Merger Sub with and into Newfield, with Newfield surviving the merger as a wholly owned subsidiary of Encana (the “Merger”). On January 8, 2019, Newfield filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement of Newfield and Encana filed with the SEC a prospectus and definitive proxy statement of Encana, for the solicitation of proxies in connection with the respective special meetings of Newfield’s stockholders and Encana’s shareholders, each to be held on February 12, 2019, for purposes of voting, among other things, on maters necessary to complete the Merger and for the issuance of Encana common shares in connection with the Merger (the “Joint Proxy Statement/Prospectus”).

Supplemental Disclosures in Connection with Stockholder Litigation in Connection with the Merger

In connection with the Merger Agreement and the transactions contemplated thereby, six purported class action complaints have been filed on behalf of Newfield stockholders against Newfield, members of the Newfield board of directors, and, in one complaint, Encana and Merger Sub in the United States District Courts for the District of Delaware and the Southern District of New York. The six complaints are captioned as follows: Stein v. Newfield Exploration Co., et al., Case 1:18-cv-02001 (D. Del.) (Dec. 17, 2018), Franchi v. Newfield Exploration Co., et al., Case 1:18-cv-02020 (D. Del.) (Dec. 19, 2018), Booth Family Trust v. Newfield Exploration Co., et al., Case 1:18-cv-02056 (D. Del.) (Dec. 27, 2018), Clay v. Newfield Exploration Co., et al., Case 1:19-cv-00018 (S.D.N.Y.) (Jan. 2, 2019), Farias v. Newfield Exploration Co., et al., Case 1:19-cv-00059 (D. Del.) (Jan. 9, 2019) and Wilks v. Newfield Exploration Co., et al., Case 1:19-cv-00134 (D. Del.) (Jan. 24, 2019), which Newfield and Encana refer to collectively as the “Stockholder Actions.” In general, the Stockholder Actions allege that the defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or aided and abetted in such alleged violations, because the Joint Proxy Statement/Prospectus allegedly omits or misstates material information. The Stockholder Actions seek, among other things, injunctive relief preventing the consummation of the Merger, unspecified damages and attorneys’ fees.

Newfield, Encana and the other named defendants believe that no supplemental disclosures are required under applicable laws; however, to avoid the risk of the Stockholder Actions delaying the Merger and to minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, Newfield and Encana are making certain disclosures below that supplement and revise those contained in the Joint Proxy Statement/Prospectus, which Newfield and Encana refer to as the “litigation-related supplemental disclosures.” The litigation-related supplemental disclosures contained below should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Newfield and Encana file with the SEC. Newfield, Encana and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law, and expressly maintain that, to the extent applicable, they complied with their legal obligations and are providing the litigation-related supplemental disclosures below solely to try to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Merger that might arise from further litigation. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Joint Proxy Statement/Prospectus. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus.

The Newfield board of directors unanimously recommends that Newfield stockholders vote “FOR” the merger agreement proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the Newfield adjournment proposal.

The Encana board of directors unanimously recommends that Encana shareholders vote “FOR” the share issuance proposal and “FOR” the Encana adjournment proposal.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT RELATED TO STOCKHOLDER ACTIONS

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Certain Newfield Unaudited Prospective Financial and Operating Information” is amended by:

Inserting the following paragraphs after the first full paragraph on page 86:

Forecasting Methodology. Newfield management applied uniform processes and methodologies across the different assets and liabilities of both Newfield and Encana to develop forecasts for each company. Numerous public and proprietary data sets on geology, operations and land were analyzed to generate assumption sets for each asset. Given the underlying uncertainty inherent to the geology, drilling and completion techniques used, production methods and variable market conditions, the expected production, operating costs and capital cost assumptions were formed in ranges. In this way, the potential range of possible outcomes was analyzed and considered. As a result, the forecasts presented herein reflect the compounded effects of the assumption sets. Newfield management believes these forecasts provide the most likely outcomes based on the assumptions, data and knowledge at the time of examination. Newfield management believes the assumptions and estimates used are reasonable under the circumstances; however, different assumptions and estimates, as well as factors beyond Newfield management’s control, could result in different valuations being assigned to the individual assets and liabilities of both Newfield and Encana. Further detail on the individual components of Newfield management’s assumptions and estimates follows:

Geology. The underlying geology was analyzed to determine the potential risks associated with an inventory of drilling locations to be used in the economic models for each asset. Maps with hydrocarbons in place, porosity, thickness, saturation, faulting, and other relevant characteristics based on logs and a framework analysis of the basin under study were examined for respective areas. Existing well results were used to ensure a correlation between estimated production and geology. Newfield management has developed and applied this proprietary methodology for many years ensuring consistency across the different basins in its portfolio.

Subsurface operations. Newfield management used public and proprietary production, drilling and completion data, as well as its assessments of the associated geologic risk to develop assumptions for the inventory of future drilling locations by formation for each asset. Production type curves for each drilling location were based on underlying geologic characteristics and existing well data. The ultimate range of drilling location inventory used in formulating the projections reflects actual land configuration, geologic risk and specific drilling and completion design for both highly certain and less certain formations.

Surface operations. Lease obligations, surface use considerations, facility costs, lease operating expenses, commodity price differentials and midstream contracts were used as inputs to compute the projected production levels and associated costs of the different assets within both Newfield and Encana. Similar to the assumptions used to formulate geologic and subsurface operations risks, ranges of uncertainty were incorporated into the assumptions for surface operations.

When taken together, Newfield applied the above risks and estimated opportunities to both its and Encana’s development plans to generate production, revenue, EBITDAX and cash flow estimates by asset.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Summary of Certain Newfield Unaudited Prospective Financial and Operating Information” is amended by:

Replacing the first chart on page 87 with the following:

	Unaudited Newfield Financial and Operating Forecast with NYMEX oil and gas strip pricing
	4Q2018E	2019E	2020E	2021E	2022E
Net Production (MBoe/d)	195	206	228	275	304
Total Revenue	$693	2,830	3,069	3,662	3,925
Less: Hedges	(66)	(96)	—	—	—
Less: LOE/production taxes/other operating expenses	(181)	(761)	(808)	(908)	(1,000)
Less: G&A	(57)	(288)	(232)	(231)	(254)

EBITDAX(1)	$389	$1,745	$2,030	$2,524	$2,671
Less: interest expense	(34)	(134)	(134)	(134)	(134)
Less: cash taxes	0	0	0	0	0

Operating Cash Flow(2)	$355	$1,611	$1,895	$2,389	$2,537
Less: capital expenditures	(314)	(1,463)	(1,559)	(1,758)	(1,749)

Levered free cash flow(3)	$41	148	336	631	788

(1)

EBITDAX is defined as earnings before interest, taxes, depreciation, amortization and exploration expenses. EBITDAX is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

(2)

Operating Cash Flow is defined as EBITDAX less cash interest and cash taxes. Operating Cash Flow is a non-GAAP measure and had no standardized meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

(3)

Levered free cash flow is defined as Operating Cash Flow less capital expenditures. Levered free cash flow is a non-GAAP measure and has no standard meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

Replacing the second chart on page 87 with the following:

	Unaudited Newfield Financial and Operating Forecast with Wall Street consensus pricing
	4Q2018E	2019E	2020E	2021E	2022E
Net Production (MBoe/d)	195	206	228	275	304
Total Revenue	$678	2,849	3,158	3,872	4,309
Less: Hedges	(59)	(99)	—	—	—
Less: LOE/production taxes/other operating expenses	(180)	(762)	(814)	(921)	(1,025)
Less: G&A	(57)	(228)	(232)	(231)	(254)

EBITDAX(1)	$383	1,760	2,113	2,721	3,031
Less: interest expense	(34)	(134)	(134)	(134)	(134)
Less: cash taxes	0	0	0	0	(46)

Operating Cash Flow(2)	$349	$1,626	$1,979	$2,586	$2,851
Less: capital expenditures	(314)	(1,463)	(1,559)	(1,758)	(1,749)

Levered free cash flow(3)	$35	163	420	828	1,102

(1)

EBITDAX is defined as earnings before interest, taxes, depreciation, amortization and exploration expenses. EBITDAX is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

(2)

Operating Cash Flow is defined as EBITDAX less cash interest and cash taxes. Operating Cash Flow is a non-GAAP measure and had no standardized meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

(3)

Levered free cash flow is defined as Operating Cash Flow less capital expenditures. Levered free cash flow is a non-GAAP measure and has no standard meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Newfield Management Projections for Encana” is amended by:

Replacing the first chart on page 88 with the following:

	Unaudited Encana Financial and Operating Forecast with NYMEX oil and gas strip pricing
	4Q2018E	2019E	2020E	2021E	2022E
Net Production (MBoe/d)	430	428	467	495	532
Total Revenue	$1,381	5,072	5,492	5,843	6,242
Less/Add: Hedges	(127)	65	88	10	10
Less: LOE/production taxes/other operating expenses	(508)	(1,823)	(1,901)	(1,883)	(1,891)
Less: G&A	(68)	(245)	(240)	(240)	(241)

EBITDAX(1)	$679	$3,069	$3,439	$3,730	$4,120
Less: interest expense	(64)	(262)	(262)	(256)	(256)
Less: cash taxes	0	0	0	0	0

Operating Cash Flow(2)	$615	$2,808	$3,177	$3,473	$3,864
Less: capital expenditures	(551)	(2,005)	(2,307)	(2,614)	(2,993)

Levered free cash flow(3)	$64	803	870	859	871

(1)

EBITDAX is defined as earnings before interest, taxes, depreciation, amortization and exploration expenses. EBITDAX is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

(2)

Operating Cash Flow is defined as EBITDAX less cash interest and cash taxes. Operating Cash Flow is a non-GAAP measure and had no standardized meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

(3)

Levered free cash flow is defined as Operating Cash Flow less capital expenditures. Levered free cash flow is a non-GAAP measure and has no standard meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

Replacing the second chart on page 88 with the following:

	Unaudited Encana Financial and Operating Forecast with Wall Street consensus pricing
	4Q2018E	2019E	2020E	2021E	2022E
Net Production (MBoe/d)	430	428	467	495	532
Total Revenue	$1,372	5,110	5,726	6,244	6,877
Less/Add: Hedges	(96)	55	88	10	10
Less: LOE/production taxes/other operating expenses	(508)	(1,823)	(1,901)	(1,883)	(1,891)
Less: G&A	(68)	(245)	(240)	(240)	(241)

EBITDAX(1)	$701	3,097	3,672	4,131	4,755
Less: interest expense	(64)	(261)	(260)	(256)	(256)
Less: cash taxes	0	0	0	0	(60)

Operating Cash Flow(2)	$637	$2,836	$3,412	$3,875	$4,439
Less: capital expenditures	(551)	(2,005)	(2,307)	(2,614)	(2,993)

Levered free cash flow(3)	$87	831	1,105	1,260	1,446

(1)

EBITDAX is defined as earnings before interest, taxes, depreciation, amortization and exploration expenses. EBITDAX is a non-GAAP measure and has no standardized meaning under GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP.

(2)

Operating Cash Flow is defined as EBITDAX less cash interest and cash taxes. Operating Cash Flow is a non-GAAP measure and had no standardized meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

(3)

Levered free cash flow is defined as Operating Cash Flow less capital expenditures. Levered free cash flow is a non-GAAP measure and has no standard meaning under GAAP. This measure should not be considered as an alternative to other measures derived in accordance with GAAP.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Opinion of Newfield’s Financial Advisor” is amended by:

Amending the disclosure under the heading titled “Net Asset Value Analysis” to include reference to the following demonstrative charts:

See updated financial tables added to the section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading of “Summary of Certain Newfield Unaudited Prospective Financial and Operating Information” on page 87.

Adding the following sentences after the second sentence of the second to last paragraph on page 112:

Newfield directed J.P. Morgan to calculate asset-level “unlevered free cash flows.” In each instance, J.P. Morgan calculated asset-level “unlevered free cash flows” as net revenues minus production and ad valorem taxes, operating expenses and asset-level capital expenditures.

Replacing the second line on page 113 with the following:

“values on a per share basis for Newfield, which were divided by 204,905,059, the number of fully diluted shares outstanding at Newfield as of October 29, 2018 to arrive at the following”

Amending the disclosure under the heading titled “Net Asset Value Analysis” to include reference to the following demonstrative charts:

See updated financial tables added to the section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Newfield Management Projections for Encana” on page 88.

Amending the last paragraph under the heading titled “Net Asset Value Analysis” to include the following information:

“The number of fully diluted shares outstanding at Encana as of October 29, 2018 was 952,478,421.”

Amending the disclosure under the heading titled “Implied Intrinsic Value Creation Analysis” to include:

J.P. Morgan assumed estimated synergies of $180 million per year (which consists of an estimated $100 million in general and administrative expense synergies per year and an estimated $80 million of operational synergies per year). In conducting its analysis, J.P. Morgan assumed no costs would be required to achieve the estimated synergies and that approximately $38 million in taxes per year would be associated with the estimated synergies.

Amending the disclosure under the heading titled “Transaction Multiples Analysis” to include the following information before the last paragraph of the section on page 112:

As previously reported in Exhibit 99.1 titled “Third Quarter 2018 Financial Results and Update on Operations issued by Newfield on October 31, 2018” under the heading titled “Net Debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)” to Newfield’s 8-K filed on October 31, 2018, Newfield’s EBITDAX for the 12-month period ending September 30, 2018 is as follows:

(In millions)	Twelve Months Ended September 30, 2018
Net Income	$524
Adjustments to derive EBITDA:
Interest expense, net of capitalized interest	91
Income tax provision (benefit)	(17)
Depreciation, depletion and amortization (DD&A)	573

EBITDA	1,171

Adjustments to EBITDA:
Non-cash stock based compensation	43
Unrealized (gain) loss on commodity derivatives	232
Other permitted adjustments	(1)

EBITDAX	$1,445

Adding the following sentences after the third sentence of the last paragraph on page 107:

J.P. Morgan assumed estimated synergies of $180 million per year (which consists of an estimated $100 million in general and administrative expense synergies per year and an estimated $80 million of operational synergies per year). In conducting its analysis, J.P. Morgan assumed no costs would be required to achieve the estimated synergies and that approximately $38 million in taxes per year would be associated with the estimated synergies.

The section of the Joint Proxy Statement/Prospectus titled “The Merger” under the heading “Background of the Merger” is amended by:

Replacing the third paragraph on page 68 with the following:

Also on October 24, 2018, Goldman Sachs provided written disclosure to Newfield of its relationships with Encana. Such disclosure stated, among other things, that as of that date, none of Goldman Sachs’s Investment Banking Division, funds in which Goldman Sachs’s Investment Banking Division has a direct investment, Goldman Sachs’s Merchant Banking Division or funds managed by Goldman Sachs’s Merchant Banking Division, had a direct investment in the equity securities of Newfield or Encana. In addition, one or more affiliates of Goldman Sachs is a lender under outstanding credit facilities of Newfield and certain affiliates of Encana, has acted as counterparty to Newfield and Encana on energy related derivative exposures and has provided certain advisory services to Encana. The disclosure letter further stated that during the two year period ended October 9, 2018, Goldman Sachs has not recognized any compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Encana and/or its affiliates. Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Newfield and Encana and any of their respective affiliates and third parties.

Inserting the following paragraph after the second to last paragraph on page 68:

Also on October 25, 2018, Newfield entered into an engagement letter with Goldman Sachs, pursuant to which Goldman Sachs would act as financial advisor to Newfield in connection with a possible transaction. Goldman Sachs was not requested to provide, and did not provide, any opinion as to the fairness of any proposed transaction or any valuation for the purposes of assessing the fairness of the consideration in any proposed transaction. The engagement letter between Newfield and Goldman Sachs provides for a transaction fee of $12,500,000, payable upon the closing of the merger. Goldman Sachs may receive an additional fee of up to $3,000,000, payable in Newfield’s discretion upon the closing of the merger. If Newfield is paid a break-up, termination or similar fee in connection with the termination, abandonment or failure to occur of the merger, Newfield has agreed to pay Goldman Sachs a fee equal to 50% of the transaction fee to which Goldman Sachs would have been entitled had the merger been consummated upon the stated terms thereof and which, if paid, will be credited against any of the foregoing fees payable by Newfield. In addition, Newfield has agreed to reimburse Goldman Sachs for its expenses incurred in connection with its services, including the fees of outside counsel, and will indemnify Goldman Sachs against certain liabilities arising out of Goldman Sachs’ engagement.

Inserting the following paragraph after the second to last paragraph on page 72:

On October 31, 2018, Newfield entered into an engagement letter with Scotia Capital (USA) Inc. (“Scotiabank”), pursuant to which Scotiabank provided Newfield with financial advice. Scotiabank was not requested to provide, and did not provide, any opinion relating to the fairness of any proposed transaction or any valuation for the purposes of assessing the fairness of the consideration in any proposed transaction. The engagement letter between Newfield and Scotiabank provides for a transaction fee of $1,500,000, payable upon the closing of the merger.

OTHER SUPPLEMENTAL DISCLOSURES

Encana provides the additional supplemental disclosures, which amend and update the Joint Proxy Statement/Prospectus as set forth below:

Replacing the second sentence of the sixth paragraph on page 14 with the following:

As of the record date, Encana directors and executive officers, as a group, beneficially owned and were entitled to vote 1,296,571 Encana common shares, or approximately 0.1% of the issued and outstanding Encana common shares.

Replacing the 7th row below the heading of the table on page 188 with the following:

“Lee A. McIntire                60,800                 *”

Replacing the 15th row below the heading of the table on page 188 with the following:

“All Directors and executive officers as a group(2)                1,296,571    *”

Cautionary Statement Regarding Forward-Looking Statements

Information both included and incorporated by reference in the Joint Proxy Statement/Prospectus and this Current Report on Form 8-K (the “Documents”) may contain certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in the Documents that address activities, events or developments that Encana or Newfield expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements also include statements relating to: the timing of closing of the Merger; the expectation that the closing conditions to the Merger, including Encana shareholder and Newfield stockholder approvals and regulatory approvals, will be satisfied; the anticipated benefits from the Merger; anticipated production and commodity mix of Encana, Newfield and the combined company; the anticipated synergies of the Merger; the expectation that the transaction is accretive to all metrics in Encana’s five year plan; composition of the core assets of Encana, Newfield and the combined company, including allocation of capital and focus of development plans; growth in long-term shareholder value; vision of being a leading North American resource play company; statements with respect to strategic objectives of Encana, Newfield and the combined company, including capital allocation strategy, focus of investment, growth of high margin liquids volumes, operating and capital efficiencies and ability to preserve balance sheet strength; ability to lower costs and improve efficiencies to achieve competitive advantage; ability to repeat and deploy successful practices across the combined company’s multi-basin portfolio; balancing the combined company’s commodity portfolio; anticipated commodity prices; success of and benefits from technology and innovation, including cube development approach and advanced completion designs; ability to optimize well and completion designs; future well inventory; anticipated drilling, number of drilling rigs and the success thereof; anticipated drilling costs and cycle times; anticipated proceeds and future benefits from various joint venture, partnership and other agreements; expected timing for construction of facilities and costs thereof; expansion of future midstream services; estimates of reserves and resources; expected production and product types;

statements regarding anticipated cash flow, non-GAAP cash flow margin and leverage ratios; anticipated cash and cash equivalents; anticipated hedging and outcomes of risk management program, including exposure to certain commodity prices and foreign exchange, amount of hedged production, market access and physical sales locations; impact of changes in laws and regulations; compliance with environmental legislation and claims related to the purported causes and impact of climate change, and the costs therefrom; adequacy of provisions for abandonment and site reclamation costs; financial flexibility and discipline; ability to meet financial obligations, manage debt and financial ratios, finance growth and compliance with financial covenants; impact to the combined company as a result of changes to its credit rating; access to the credit facilities of Encana, Newfield and the combined company; planned annualized dividend and the declaration and payment of future dividends, if any; Encana’s normal course issuer bid program, including amounts and number of shares to be acquired, anticipated timeframe, method and location of purchases, and source of funding thereof; adequacy of provision for taxes and legal claims of Encana, Newfield and the combined company; projections and expectation of meeting the targets contained in Encana’s and Newfield’s corporate guidance and Encana’s five-year plan; ability to manage cost inflation and expected cost structures, including expected operating, transportation and processing and administrative expenses; competitiveness and pace of growth of the assets of Encana, Newfield and the combined company within North America and against its and their peers; outlook of oil and gas industry generally and impact of geopolitical environment; expected future interest expense; the commitments and obligations of Encana, Newfield and the combined company and anticipated payments thereunder; statements with respect to future ceiling test impairments; and the possible impact and timing of accounting pronouncements, rule changes and standards.

Readers are cautioned against unduly relying on forward-looking statements which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: expectations regarding the proposed Merger; future commodity prices and differentials; foreign exchange rates; ability to access credit facilities and shelf prospectuses; assumptions contained in Encana’s corporate guidance, five-year plan and as specified herein; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; effectiveness of the drive to productivity and efficiencies of Encana, Newfield and the combined company; results from innovations; expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements of Encana, Newfield and the combined company; access to transportation and processing facilities where Encana and Newfield operate and where the combined company will operate; assumed tax, royalty and regulatory regimes; and expectations and projections made in light of, and generally consistent with, the historical experience and perception of historical trends of Encana and Newfield, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these outcomes include: uncertainties relating to the Encana’s ability to successfully integrate Newfield’s business and technologies; Encana’s ability to realize the anticipated benefits of the Merger, including the possibility that the expected benefits from the Merger will not be realized or will not be realized within the expected time period; the ability to obtain required Encana shareholder and Newfield stockholder approvals and regulatory approvals for the Merger; timing of such approvals and risk that regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the Merger; the risk that the conditions to the Merger are not satisfied on a timely basis or at all and/or the failure of the Merger to close for any other reason; the risks relating to the value of the Encana common shares to be issued in connection with the Merger; the disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the Merger; Encana’s ability to implement Encana’s plans, forecasts and other expectations with respect to Newfield’s business after the completion of the Merger and to realize expected synergies; disruption from the Merger making it more difficult to maintain business and operational relationships; the amount of the costs, fees, expenses and charges related to the Merger; unknown liabilities; the risk of litigation or regulatory actions related to the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the ability of Encana, Newfield and the combined company to successfully integrate acquired businesses and technologies; ability to generate sufficient cash flow to meet obligations; commodity and commodity futures price volatility; sustained declines in commodity prices resulting in impairment of assets; actions of the Organization of the Petroleum Exporting Countries (OPEC), its members and other state-controlled oil companies relating to oil price and production controls; ability to secure adequate transportation and potential pipeline curtailments; variability and discretion of the Encana board and the Newfield board to declare and pay dividends, if any; timing and costs of well, facilities and pipeline construction; land, legal, regulatory and ownership complexities inherent in Canada, the U.S. and China; business interruption, property and casualty losses or unexpected technical difficulties, including impact of weather; counterparty and credit risk; impact of a downgrade in a credit rating, and its impact on access to sources of liquidity; fluctuations in currency and interest rates; risks associated with inflation rates; risks inherent in the corporate guidance of Encana, Newfield and the combined company; failure to achieve cost and efficiency initiatives; risks inherent in marketing operations; risks associated with drilling; risks associated with technology, including electronic, cyber or physical security breaches; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance; risks associated with existing and potential lawsuits and regulatory actions made against Encana, Newfield, the combined company or the Merger; impact of disputes arising with its partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; the ability of Encana, Newfield and the combined company to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities, including future net revenue estimates; risks associated with past and future acquisitions or divestitures of certain assets or other transactions or receipt of amounts contemplated under the merger agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana or Newfield may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana or Newfield may refer to from time to time as “proceeds,” “deferred purchase price” and/or “carry capital,” regardless of the legal form) as a result of various conditions not being met; and other risks described in the Joint Proxy Statement/Prospectus under the heading “Risk Factors,” in Item 1A Risk Factors of Encana’s Annual Report for the fiscal year ended December 31, 2017 on Form 10-K incorporated by reference in the Joint Proxy Statement/Prospectus, Item 1A Risk Factors of Encana’s Quarterly Report for the quarterly period ended September 30, 2018 on Form 10-Q incorporated by reference in the Joint Proxy Statement/Prospectus, risks and uncertainties impacting Encana’s business as described from time to time in Encana’s other periodic filings as filed with the SEC, Item 1A Risk Factors of Newfield’s Annual Report for the fiscal year ended December 31, 2017 on Form 10-K incorporated by reference in the Joint Proxy Statement/Prospectus and risks and uncertainties impacting Newfield’s business as described from time to time in Newfield’s other periodic filings as filed with the SEC.

Although Encana and Newfield believe the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above and in the documents incorporated by reference in the Joint Proxy Statement/Prospectus are not exhaustive. Forward-looking statements are made as of the date of the Joint Proxy Statement/Prospectus (or, in the case of a document incorporated by reference, including this Current Report on Form 8-K, the date of such document incorporated by reference) and, except as required by law, neither Encana nor Newfield undertakes any obligation to update publicly or revise any forward-looking statements whether as a result of changes in internal estimates or expectations, new information, subsequent events or circumstances or otherwise. The forward-looking statements contained or incorporated by reference in the Joint Proxy Statement/Prospectus, including this Current Report on Form 8-K, are expressly qualified by these cautionary statements.

The reader should read carefully the risk factors described in the Joint Proxy Statement/Prospectus and any other documents incorporated by reference therein for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE TRANSACTION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction between Encana and Newfield, Encana has filed with the SEC a registration statement on Form S-4 that includes a Joint Proxy Statement/Prospectus of Newfield and Encana. The registration statement was declared effective by the SEC on December 26, 2018, and Newfield and Encana commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders and shareholders on or about January 8, 2019 in connection with the proposed transaction. Encana and Newfield may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEWFIELD AND ENCANA ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus, any registration statement/prospectus, and other relevant documents filed by Newfield or Encana with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties are also be able to obtain, without charge, a copy of the Joint Proxy Statement/Prospectus, any registration statement/prospectus, and other relevant documents by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by Newfield with the SEC will be available free of charge on Newfield’s website at ir.newfield.com. In addition, investors and security holders may obtain free copies of the documents filed by Encana with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary at Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5.

PARTICIPANTS IN THE SOLICITATION

Newfield and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Newfield’s security holders with respect to the proposed transaction. Information about the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Newfield in connection with the proposed transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above and filed with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Newfield’s security holders generally, by reading the Joint Proxy Statement/Prospectus, any registration statement and other relevant documents regarding the transaction, which have been filed with the SEC. The documents are available free of charge as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication is not a substitute for the Joint Proxy Statement/Prospectus. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWFIELD EXPLORATION COMPANY

Date: February 5, 2019	By:	/s/ Lee K. Boothby
Lee K. Boothby Chairman, President and Chief Executive Officer